Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 22 to Registration Statement No. 33-21803 on Form N-1A of our report dated February 23, 2007, relating to the financial statements and financial highlights of Morgan Stanley California Tax-Free Daily Income Trust (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended December 31, 2006, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

Deloitte & Touche LLP
New York, New York
April 23, 2007